Exhibit 9

MILL ROAD CAPITAL

January 30, 2009

Special Committee of the Board of Directors

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

To the Special Committee:

I am writing to follow up on my letter, dated January 1, 2009, in which Mill Road Capital, L.P. (“Mill Road” or the “Fund”) put forth a proposal to invest in Kona Grill, Inc. (“Kona Grill” or the “Company”).

Mill Road continues to be a firm believer in the long-term prospects of the Company. Furthermore, the Company’s decision to form an independent committee is a positive step to ensure a fair, competitive capital raising process and address concerns highlighted by shareholders.

Accordingly, as we have not yet been contacted by financial advisors of the Company to discuss our proposal and our previous letter stated that the proposal would be in place for 30 days (or any other reasonable mutually agreed time period), I believe it is appropriate to formally inform the Special Committee that Mill Road is extending the timeline of the proposal. The basic terms of our proposal remain unchanged:

•	Mill Road will invest $1 million in the Company in return for 689,655 newly issued shares of common stock of Kona Grill, valuing the shares at $1.45.

•	The closing of this equity financing will not be contingent upon the Company raising any future bank debt.

We are prepared to leave our proposal in place until February 28, 2009 (or any other reasonable mutually agreed time period) to ensure that the Committee has adequate time to fulfill its fiduciary obligations with respect to soliciting competitive bids. Mill Road is prepared to close the transaction expeditiously, subject to definitive documentation, and can fund the investment from cash currently held in the Fund. Our industry and transaction experience will allow us to quickly complete definitive documentation. Needless to say, the proposal set forth herein is not binding; binding obligations will be created only by definitive documentation. In deciding to extend the timeline of our proposal, we came to the conclusion that imposing a constricting deadline runs contrary to the principles of a competitive process and good corporate governance.

On a related topic, I also want to publicly express my interest in filling the vacant Board position. As per the Company’s press release on December 17, 2008, Kona Grill received a deficiency notice from Nasdaq since the Board of Directors has neither a majority of independent directors nor does it have three independent directors on the audit committee. For your reference, I note that in addition to Mill Road being one of the two largest shareholders in the Company, I have:

•	Substantial Restaurant Industry Experience as both an advisor to, and former Board Member of, Panera Bread Company, the most successful publicly traded growth restaurant chain in the United States;

Two Sound View Drive, Suite 300 • Greenwich, CT 06830 • (203) 987-3500

•	The Independence and Experience to sit on the audit committee as evidenced by my membership on both the audit and nomination committees while serving on Panera’s Board;

•	A Proven Track Record of Generating Superior Financial Returns with nearly two decades of investing experience at the most accomplished investment firms in the country; and

•	Business Consulting and Turnaround Expertise working with global thought leaders such as Harvard Business School Professor Michael Porter and Monitor Company.

With over two decades of investing, management consulting and operating experience, I believe my qualifications speak to the contribution I could make to the Company. I have attached a brief bio to this letter.

I look forward to speaking with you regarding both our proposal and my interest in joining the Board of the Company at your earliest convenience.

Kind regards,

/s/ Thomas Lynch
Thomas Lynch
Senior Managing Director
Mill Road Capital L.P.

Thomas Lynch Bio

Mr. Lynch has over two decades of investing, management consulting, and operating experience. Prior to forming Mill Road Capital, Mr. Lynch was the founder and a managing director of Lazard Capital Partners, one of the top performing 1997 private equity funds in the United States. Prior to Lazard, Mr. Lynch was a managing director in private equity at The Blackstone Group. Mr. Lynch began his career as a senior manager for the Monitor Company, a management-consulting firm founded by Michael Porter, where he worked with companies in the consumer sector. Mr. Lynch has been a member of the Boards of Panera Bread Company (Nasdaq: PNRA) and the City Center, a major non-profit arts institution in New York City.

Mr. Lynch has a B.A. with honors in Political Economy and Philosophy from Williams College, an M.Phil in Politics from Oxford University (where he graduated first in his class) and an M.B.A. from Stanford University.